NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of Lone Pine Resources Inc., (the 'Company') from listing and registration on the Exchange at the opening of business on October 22, 2013, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation has determined that the Company is no longer suitable for listing under Section 802.01B of the NYSE Listed Company Manual in view of the fact that it has fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of less than $15,000,000, which is a minimum threshold for listing. In addition, the Company had previously fallen below the NYSE's continued listing standard in Section 802.01B of the LCM which requires the Company to maintain an average global market capitalization over a consecutive 30 trading day period of not less than $75,000,000 and its business plan materials were currently under review. Furthermore, the Company had also previously fallen below the NYSE's continued listing standard in Section 802.01C of the LCM for average closing price of less than $1.00 over a consecutive 30 trading day period and continued to operate under a cure period. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on September 11, 2013, determined that the Common Stock should be suspended from trading before the opening of the trading session on September 16, 2013, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on September 10, 2013 and by letter on September 11, 2013. 3. Pursuant to the above authorization, a press release was issued on September 11, 2013, and an announcement was made on the 'ticker' of the Exchange at the opening and close of the trading session on September 12, 2013 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on September 16, 2013. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.